

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

Via E-mail
James L. Robo
Chief Executive Officer
NextEra Energy Partners, LP
700 Universe Boulevard
Juno Beach, Florida 33408

> **Re:** **NextEra Energy Partners, LP**
> **Registration Statement on Form S-1**
> **Filed May 20, 2014**
> **File No. 333-196099**

Dear Mr. Robo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 18

Purchase Price Adjustments, page 20

1. We note your response to comment 11 in our letter dated May 2, 2014. Your disclosure on page 20 states that in any quarter where there is a difference amount, NEE Equity will pay NEE Partners a purchase price adjustment. Your response states that you will reflect the receipt of such funds as an adjustment to the balance of non-controlling interest. We are trying to understand the legal flow of funds, therefore please tell us each step of the cash distribution process, assuming a purchase price adjustment is necessary, starting with the distribution to all partners and ending with the ultimate receipt of all funds by NEE Partners. In your response, please tell us if the purchase price adjustment is structured to be paid directly from NEE Equity to NEE Partners or structured to flow back to NEE Operating LP then to NEE Partners.

Our Cash Distribution Policy and Restrictions on Distributions, page 72

Estimated Cash Available for Distribution, page 82

2. We note your disclosure on page 80 of your assumption that you do not expect your general partner to establish any reserves during the forecast period. Please tell us what the line item on page 82 entitled "Major maintenance pre-funding" represents. Please also tell us what the line item entitled "Equity contribution for cash grant shortfall" represents. Lastly please tell us what consideration you gave to including disclosure of these line items within your assumptions and considerations beginning on page 83.

Provisions of the Partnership Agreements and Other Arrangements…, page 88

Distributions of Available Cash by NEE Operating LP. page 89

3. We note your response to comment 23 in our letter dated May 2, 2014. Please tell us what consideration was given to including pictorial representations to illustrate the IDR fee calculation, such as the example you submitted, as we believe it may be useful in assisting investor understanding.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Unaudited Pro Forma Consolidated Statement of Operations, page F-5

4. We note your response to comment 33 in our letter dated May 2, 2014. For our understanding, please quantify each of the categories of adjustments included in your response. Additionally, we note your description of the related pro forma adjustments (c) and (g) on pages F-7 and F-8 as the removal of U.S. federal and state tax attributes associated with the noncontrolling interest. Based on your response to comment 33 in our letter dated May 2, 2014, it appears this adjustment also includes other adjustments, such as the recognition of deferred tax assets associated with 1603 Cash Grants and net operating losses. Further, your Predecessor incurred $18.3 million of income tax expense, and pro forma adjustment (g) resulted in an income tax benefit of $3.0 million, exclusive of the recognition of Canadian income taxes attributable to flow through entities. If material, please tell us what consideration you gave to describing the other adjustments in the description of these pro forma adjustments or providing a detail that comprise the item(s).

NextEra Energy Partners, LP (Predecessor) Combined Financial Statements, page F-19

Combined Statements of Operations and Comprehensive Income (Loss), page F-21

5. We note your response to comment 36 in our letter dated May 2, 2014. It is our understanding that you are not reflecting income taxes associated with certain flow-

through entities in the combined financial statements of your predecessor, and subsequent to the offering you will reflect income taxes in your consolidated financial statements related to the operations of these entities. If our understanding is incorrect, please clarify it. Otherwise, please present a pro forma adjustment to reflect taxes that would have been attributable to these entities on the face of your interim and annual historical combined financial statements.

Notes to Combined Financial Statements, page F-25

Note 2 – Summary of Significant Accounting and Reporting Policies, page F-25

6. We note your response to comment 38 in our letter dated May 2, 2014. You state in your response that, to-date your CODM has reviewed financial information in the aggregate when assessing your future financial performance. Please explain to us what you mean by "future financial performance." Additionally, please tell us whether your CODM utilized information in the aggregate or at a less aggregated level of detail in making decisions regarding how to allocate resources for the periods presented. Please contrast this process with how you expect such allocations to be made for periods subsequent to the completion of the IPO. If you expect the process to remain substantially the same, please advise why the formation of a separate entity with duties to different stakeholder interests will not affect this process. Further, please tell us whether and how your segment reporting conclusions were influenced by the size of the contributed projects relative to NEER as compared to the much smaller asset base of the LP structure. On an unrelated note, help us understand whether the energy source, wind or solar, including differing governmental incentives, may possibly cause resource allocation decisions to be more skewed toward one versus the other and at what level in the new structure such decisions are expected to be made. Finally, please tell us how you disclosed the requirements of ASC 280-10-50-20 and 21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director